May 10, 2006

Ms. Sasha Parikh

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549-7010

Re:	Bioanalytical Systems, Inc. Form 10-K for Fiscal Year Ended September 30, 2005 Filed January 18, 2006 File No. 0-23357

Dear Ms. Parikh:

In response to your comments in our conference call of April 27, 2006, we herewith supply the attached additional information, and our comments and proposals below which was initiated with your letter of February 14, 2006. Your initial comment was as follows:

Please provide us, in disclosure type format, your basis for determining that the regulated facility/FDA compliant laboratory sites acquired from LC Resources, Inc. and PharmaKinetics Laboratories, Inc. are indefinite lived assets not subject to amortization.

In our phone conversation, we discussed the make-up of the intangible assets resulting from our two most recent acquisitions, which we have described as “FDA Compliant Facilities.” A significant portion of those assets was the assumed replacement cost to assemble and train a staff in operating such facilities, which is an asset that FAS 141 specifically states should be included in goodwill. At your request, we have reviewed the build-up of these intangibles and have quantified those assumed costs that represent the costs to develop SOP’s, validations, audits, third party expenses and any other costs not directly related to the presumed cost of recruiting and training staff. Of the total of $712,000 ascribed to this FDA compliance from the acquisition of LC Resources, we determined that $302,000 was for non-employee costs. Of the total of $555,000 ascribed to FDA compliance from the acquisition of PharmaKinetics Laboratories, we determined that $172,000 was for non-employee costs.

In our 10Q for the quarter ended March 31, 2006, we have reclassified from other intangibles to goodwill the $793,000 of presumed replacement costs for the in-place workforce, leaving $474,000 in other intangibles related to the FDA compliant facilities.

We had previously treated the FDA compliant facilities as an asset of indeterminate life. The basis of the requirements of Good Laboratory Practices and Good Clinical Practices were developed by the FDA in the late 1970’s through the mid 1980’s, and, as with most regulated practices, have evolved continually since. The already long-lived history of this regulation, and the robust practices developed in industry to comply, was the basis of our assessment that the asset has an indeterminate life. However, following our call with the Staff, we have reconsidered our position and we now agree with the Staff that the constant tweaking of regulatory practices and the responses that are required, indicates that there is a definite life to this asset.

In discussions with our technical staff, we have concluded that the amount of change necessary to stay compliant in any one year is never more than 10% of our practices. We therefore believe a 10 year life on this asset is appropriate. After consulting with our independent auditors, we have recorded a charge to cost of service revenues of $145,000 in our 10Q for the quarter ended March 31, 2006 recognizing the amortization for the periods since the acquisitions. The remaining amounts will be amortized in future periods over the remaining useful life of the asset.

We have attached as an exhibit to this letter a schedule showing pro-forma amortization of this asset and earnings per share, assuming we had started amortizing at the date of acquisition. We do not believe that using the above estimate of useful life, had we come to this assessment as of the date of acquisition, would have produced materially different results from those reported on either a quantitative or qualitative basis.

The Company acknowledges that:

•             the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•             the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (765) 497-5829 or, if you prefer, my fax number is (765) 497-8483.

Very truly yours, BIOANALYTICAL SYSTEMS, INC. /s/ Michael R. Cox Michael R. Cox Vice President-Finance

INDY 1720287v.2

Bioanalytical Systems, Inc.

Effect of Amortizing Cost of Systems for FDA Compliance

PKLB and LC Resources Acquisitions

($000’s,except per share data)

Inputed cost of developing systems to support FDA compliant facility:

PKLB	172
LC Resources	302
(10 year life of asset)

Dates of acquisitions:
PKLB	December 13, 2002
LC Resources	May 26, 2003

Quarter Ended	Reported Pre—tax Income (Loss)	Diluted EPS	Pro—forma Amortization	Pro—forma EPS
12/31/2002	426	0.06	1	0.06
3/31/2003	(259)	(0.04)	4	(0.04)
6/30/2003	776	0.08	7	0.08
9/31/2003	(373)	(0.08)	12	(0.08)
Year	570	0.02	24	0.02
12/31/2003	(274)	(0.03)	12	(0.03)
3/31/2004	(744)	(0.10)	12	(0.10)
6/30/2004	945	0.13	12	0.13
9/31/2004	(533)	(0.04)	12	(0.04)
Year	(606)	(0.04)	48	(0.05)
12/31/2004	639	0.08	12	0.08
3/31/2005	(1,271)	(0.18)	12	(0.18)
6/30/2005	796	0.07	12	0.07
9/31/2005	128	(0.01)	12	(0.01)
Year	292	(0.02)	48	(0.03)
12/31/2005	(1,169)	(0.15)	12	(0.15)
3/31/2006	1,066	0.13	12	0.13